

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CORRECTED
August 28, 2012

Via E-mail
Jerry Pascucci
President
AAA Energy Opportunities Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 11th Floor
New York, NY 10019

      Re: **AAA Energy Opportunities Fund LLC**
              Amendment No. 1 to Registration Statement on
              Form 10-12G
              Filed August 8, 2012
              File No. 000-54670

Dear Mr. Pascucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated May 23, 2012. We have referred your analysis to the Division of Investment Management for further review. The Division of Investment Management may have further comment.

Item 1. Business, page 2

2.   Please revise to incorporate your response to comment 4 with your disclosure here.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. We note the revised disclosure on page 34 that as of March 31, 2012, the Master Fund's average margin to equity ratio was 2.61%. In future Exchange Act reports, please provide similar disclosure and the margin requirements that resulted in such ratio.

4. On page 34, you indicate that written options expose the Master Fund to potentially unlimited liability. Please place this risk into context by explaining such exposure based on your written options of approximately $31 million, as disclosed in your most recent 10-Q for the period ended June 30, 2012.

5. From your most recent 10-Q, we note that net losses will need to be recovered until an incentive allocation may be made. Please tell us the net losses that will need to be recovered, to date, and provide similar disclosure in future Exchange Act reports.

Item 11. Description of Registrant's Securities to be Registered, page 56

6. Please revise to incorporate your response to comment 13 in the appropriate section.

7. We note your response to comment 15 referring to Sydling's control of redemptions and withdrawals and the liquid nature of the instruments traded. Please confirm that the risk associated with the inability to withdraw from the Master Fund, including when other feeder funds have participated, is immaterial.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Duc Dang, Senior Counsel, at 202-551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jennifer Magro
        AAA Energy Opportunities Fund LLC